August 31, 2012

VIA EDGAR

Mr. Jason Fox
Division of Investment Management-Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Wilshire Variable Insurance Trust (the “Registrant” or the “Trust”)
Registration Nos. 333-15881 and 811-07917

Dear Mr. Fox:

On behalf of the Registrant, this letter is in response to our telephone conference on August 29, 2012, regarding the Registrant’s Post-Effective Amendment on Form N-1A filed on May 1, 2012 (the “PEA”).  You noted that the PEA was only filed under the Securities Act.  The Registrant’s failure to also file the PEA under the 1940 Act was an oversight.   If you have any questions, please call me at (312) 609-7732.

Very truly yours,
/s/Jennifer M. Goodman